# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SES AI Corporation, CIK 0001819142
CUSIP: 78397Q109
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 35 Cabot Road, Woburn, Massachusetts (MA), 01801
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001021944

## Reporting persons
- Temasek Holdings (Private) Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 3,160,712; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 3,160,712 (1% of the class)
  Comment: Based on 320,896,206 shares of Class A common stock of SES AI Corporation (the "Issuer") outstanding as of August 25, 2025, as set forth in the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission (the "Commission") on September 9, 2025 (the "Proxy Statement").
- Tembusu Capital Pte. Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 2,595,854; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,595,854 (0.8% of the class)
  Comment: Based on 320,896,206 shares of the Issuer's Class A common stock outstanding as of August 25, 2025, as set forth in the Issuer's Proxy Statement.
- Thomson Capital Pte. Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 2,595,854; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,595,854 (0.8% of the class)
  Comment: Based on 320,896,206 shares of Class A common stock of the Issuer outstanding as of August 25, 2025, as set forth in the Issuer's Proxy Statement.
- Anderson Investments Pte. Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 2,595,854; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,595,854 (0.8% of the class)
  Comment: Based on 320,896,206 shares of Class A common stock of the Issuer outstanding as of August 25, 2025, as set forth in the Issuer's Proxy Statement

## Item 1. Issuer
Name of issuer: SES AI Corporation
Address of issuer's principal executive offices: 35 Cabot Road, Woburn, MA 01801

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by the following reporting persons (each a "Reporting Person" and collectively, the "Reporting Persons"):
(i) Temasek Holdings (Private) Limited ("Temasek");
(ii) Tembusu Capital Pte. Ltd. ("Tembusu");
(iii) Thomson Capital Pte. Ltd. ("Thomson");
(iv) Anderson Investments Pte. Ltd. ("Anderson", and, together with Temasek, Tembusu and Thomson, the "Reporting Persons").
Address of principal business office or, if none, residence:
Each of the Reporting Persons:

60B Orchard Road
#06-18
The Atrium@Orchard
Singapore 238891.
Citizenship: Each of the Reporting Persons: Republic of Singapore.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Anderson has the right to acquire 2,595,854 shares of the Issuer's Class A common stock (the "Earnout Shares"), upon the achievement of certain stock price performance targets, pursuant to the Business Combination Agreement, as amended, by and among the Issuer, SES Holdings Pte. Ltd., a Singapore private company limited by shares, and Wormhole Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares, and a direct, wholly-owned subsidiary of the Issuer (the "Business Combination Agreement"). Prior to the vesting of these shares, Anderson has the power to vote, but not dispose of, the Earnout Shares. Anderson is a wholly-owned subsidiary of Thomson, which is a wholly-owned subsidiary of Tembusu, which is a wholly-owned subsidiary of Temasek. Each of Thomson, Tembusu and Temasek, through the ownership described herein, may be deemed to beneficially own the shares held by Anderson.

Temasek, through the ownership described herein and the indirect 100% ownership of one other entity that directly owned 564,858 Earnout Shares, may be deemed to beneficially own in aggregate 3,160,712 shares of the Issuer's Class A common stock, including the 2,595,854 Earnout Shares directly owned by Anderson.
Percent of class:
As of November 6, 2025:

Temasek: 1.0%
Tembusu, Thomson and Anderson: 0.8%

Based on 320,896,206 shares of Class A common stock of the Issuer outstanding as of August 25, 2025, as set forth in the Issuer's Proxy Statement.
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote:
Temasek: 3,160,712
Tembusu, Thomson and Anderson: 2,595,854
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Temasek Holdings (Private) Limited: /s/ Jason Norman Lee, Jason Norman Lee / Authorized Signatory (11/10/2025)
- Tembusu Capital Pte. Ltd.: /s/ Gregory Tan, Gregory Tan / Director (11/10/2025)
- Thomson Capital Pte. Ltd.: /s/ Ng JianZhong, Ng JianZhong / Director (11/10/2025)
- Anderson Investments Pte. Ltd.: /s/ Tan Yee Pin, Stanley, Tan Yee Pin, Stanley / Director (11/10/2025)